


Spectra
Energy

2012 Annual Report

Within Reach



Contents

Spectra Energy Corp (NYSE: SE), a Fortune 500 company, is one of North America's premier natural gas infrastructure companies serving three key links in the natural gas value chain: gathering and processing, transmission and storage, and distribution. For more than a century, Spectra Energy and its predecessor companies have developed critically important pipelines and related infrastructure connecting natural gas supply sources to premium markets. Based in Houston, Texas, the company's operations in the United States and Canada include more than 19,000 miles of transmission pipeline, approximately 305 billion cubic feet of storage, as well as natural gas gathering and processing, natural gas liquids and local distribution operations. The company also has a 50 percent ownership in DCP Midstream, one of the largest natural gas gatherers and processors in the United States. Spectra Energy is a member of the Dow Jones Sustainability World and North America Indexes and the Carbon Disclosure Project's Global 500 and S&P 500 Carbon Disclosure Leadership Indexes. For more information, visit www.spectraenergy.com.

On the Cover:

Innovative installation: *In December 2012, Spectra Energy achieved an important project milestone – and engineering feat – on the company's New Jersey-New York Expansion Project. To minimize project disruptions and potential environmental impacts, the company employed horizontal directional drilling (HDD) technology. The HDD enabled the safe and efficient installation of a 30-inch natural gas pipeline into a pre-drilled pathway beneath the bottom of the Hudson River, extending from Jersey City, N.J., to lower Manhattan, N.Y.*



Within Reach

At Spectra Energy, we believe in reaching out – and in the amazing connections that occur when we deliver energy, service, growth and value to stakeholders like you.

The energy we deliver puts North America within reach of important goals like energy security, economic recovery and a healthy environment.

The scope and reach of our assets, ideally situated in the midst of prolific supply basins and linked to growing demand markets, is unparalleled and expanding.

And our dedicated team of employees reaches out every day, serving customers and communities with excellence and care.



Gregory L. Ebel

President and Chief Executive Officer

To Our Shareholders:

Spectra Energy is proud of the work we do to deliver critically needed energy to North America. The energy infrastructure we build and operate enables progress – and brings us within reach of the important goals of economic prosperity, energy independence and a healthier environment.

Such ambitious undertakings require a collaborative spirit. We are fortunate to have many respected partners working with us – stakeholders like you who share our commitment to delivering a future fueled by clean-burning, job-creating, homegrown energy while earning a solid return on their investments. In this report, you'll hear directly from individuals living and working across North America – men and women dedicated to a safe, clean and sustainable energy future. Some you will recognize, others you may not, but all inspire us and move us to action on your behalf every day.

2012 was a year of milestones for Spectra Energy. We built upon a century-deep foundation of serving North America's growing need for natural gas. We added new pillars of growth to our expanding portfolio. We upheld our tradition of stakeholder engagement, reaching out to our neighbors and benefiting from their perspective and input. And we continued to generate strong and sustaining cash flows that allow us to reinvest in our core businesses, extend our reach into new segments and reward our investors with dividend growth.

Financial Performance

At this time last year, in a period of robust commodity prices, we shared with you our 2012 earnings per share (EPS) target of $1.90. The commodity price environment collapsed quickly, particularly with respect to natural gas liquids, and we did not achieve our $1.90 goal. Our year-end earnings per share came in at $1.43, short of the target we had aimed for. And while virtually the entire delta between our EPS goal and the result was related to lower commodity prices, we nonetheless share your disappointment. Over the last year, the lower than expected commodity prices resulted in a one-year decline in our stock price. Despite this, we have provided investors with a total shareholder return of more than 50 percent through the three years ending Dec. 31, 2012, while the S&P 500 returned 36 percent over the same period.

In 2012, our core fee-based businesses performed as expected. These businesses generated strong earnings and cash flow, helping to offset the effects of lower commodity prices in our other businesses, and providing the means for future investment, growth and value creation. Of note, our fee-based businesses fund Spectra Energy's dividend, which increased by 10 cents a share in the fourth quarter of 2012, bringing our annual dividend to $1.22. We are committed to continuing to grow our dividend each year as we grow our earnings and cash flow.

Financial Highlights

(In millions, except per share amounts and percentages)	2012	2011	2010
Common Stock Data			
Earnings per share			
Basic	**$ 1.44**	$ 1.82	$ 1.62
Diluted	**$ 1.43**	$ 1.81	$ 1.61
Dividends per share	**$ 1.145**	$ 1.06	$ 1.00
Shares outstanding			
Year-end	**668**	651	649
Weighted average – basic	**653**	650	648
Weighted average – diluted	**656**	653	650
Income Statement			
Operating revenues	**$ 5,075**	$ 5,351	$ 4,945
Total reportable segment EBIT	**2,035**	2,367	2,101
Net income – controlling interests	**940**	1,184	1,049
Balance Sheet			
Total assets	**$30,587**	$28,138	$26,686
Total debt	**12,833**	11,723	11,320
Capitalization			
Common equity – controlling interests	**39%**	39%	39%
Common equity – noncontrolling interests and preferred stock	**5%**	5%	5%
Total debt	**56%**	56%	56%
Capital and Investment Expenditures, including Acquisitions	**$ 2,575**	$ 2,309	$ 1,848

2012 EBIT by Business Segment
in millions


Field Services $279
$995 U.S. Transmission
Western Canada Transmission & Processing $387
Distribution $374

Net Income - Controlling Interests
in millions


2012
$940
2011
$1,184
2010
$1,049
0
300
600
900
1,200

Our continued strong financial position is the muscle behind our reach, allowing us to pursue and finance attractive investment opportunities throughout business cycles. Our consistent record of cash generation allows us to execute on our $1 billion-plus annual capital expansion program and fund $700 to $800 million in maintenance capital annually to ensure our existing assets continue to safely and reliably generate earnings on your behalf.

Our two master limited partnerships, Spectra Energy Partners (NYSE: SEP) and DCP Midstream Partners (NYSE: DPM), are important contributors to our overall financial flexibility. Together, they allow us to expand our assets and footprint by using the lowest cost financing available for our growth activities.

Looking forward, we are committed to delivering $1.50 earnings per share in 2013 and are confident in our ability to deliver dependable, long-term shareholder value through earnings and dividend growth. 'Long term' deserves underscoring here. The expansion plans we're pursuing today are large in scale and scope. We've taken a long view in assessing investment opportunities that will yield benefits over time and over a range of market conditions. And we are focused on the efficient use of capital to achieve superior returns on your behalf.

Expanding Our Portfolio's Reach



In 2012, we invested $1.3 billion in capital expansion across the enterprise, delivering six projects into service for aggregate returns consistent with our 10 to 12 percent goal for return on capital employed. We also are expanding our reach into complementary growth sectors that will provide substantial long-term shareholder value. We did this by committing more than $2 billion to the natural gas liquids and crude oil pipeline sectors last year.

First, our pending acquisition of the Express-Platte Pipeline System gives us a firm foothold in the rapidly expanding crude oil pipeline sector, and we look forward to welcoming the Express-Platte team to Spectra Energy. Express-Platte is one of three major pipelines moving crude oil from western Canada to refineries and markets in the U.S. Rockies and Midwest. Our timing on this bold move couldn't be better. Crude oil flows are undergoing dramatic, positive change, similar to the growth dynamics investors are benefiting from in the natural gas and natural gas liquids sectors. Canadian oil production is expected to double in the next 15 years. Production in the Bakken basin likely will increase 250 percent by 2032. And in the next two years, U.S. demand for crude oil from western Canada will grow by 50 percent. Huge shifts are occurring on both the supply and demand sides of crude oil, and Spectra Energy is ideally positioned to respond. We plan to replicate our natural gas 'steel in the ground' advantage in the crude oil space and aggressively pursue continuing investments in oil and refined products pipelines, storage tanks and terminals – investments that will serve our investors now and in the future.

Second, with Phillips 66, we each agreed to invest approximately $800 million in two natural gas liquids (NGL) pipelines being completed by our joint venture DCP Midstream. This fee-based NGL infrastructure will add a new growth platform for Spectra Energy beginning in 2013.

Equally important, in September, we announced another stride forward with our plan to build a major new natural gas pipeline in British Columbia to serve BG Group's planned liquefied natural gas (LNG) export terminal in Prince Rupert. The new pipeline represents a key element of our next wave of investment opportunities in B.C., and allows us to create value by leveraging the region's surplus natural gas supplies and facilitating its export to high-demand international markets. We expect to make a final investment decision on this multibillion-dollar project in the 2015-2016 time frame, and we continue to seek additional ways to serve the growing LNG export sector. LNG development activities, in both B.C. and the U.S. Gulf Coast, align well with our asset footprint and our proven expertise in gas processing and pipeline transportation.



All told, Spectra Energy is pursuing more than $25 billion in investment opportunities through the end of the decade – investment driven by escalating demand growth, power generation needs, LNG exports, gas-to-liquids facilities, the ongoing industrial and petrochemical resurgence and crude oil production gains.

Investing in Our Communities

Equally important to our future are the investments we make in our communities. Spectra Energy's operations span North America and contribute significantly to business growth and to local, state and provincial revenues. We also make strategic social investments in the communities we serve through philanthropic giving and volunteer time and talent. In keeping with our long-term approach, our efforts focus on investments that yield lasting results – education and workforce development, community vitality and employee support and volunteerism.

Our corporate values are exemplified in our commitment to sustainability on all fronts – economic value, environmental integrity and social responsibility. We're pleased to have been named again to the Dow Jones Sustainability World Index, the Dow Jones Sustainability North America Index, the Carbon Disclosure Project's Global 500 and the S&P Carbon Disclosure Leadership Index. These and other external benchmarks are gratifying, and they affirm our progress. But our true-north compass is an internal allegiance to the values and culture that have long defined Spectra Energy: stewardship; integrity; respect for the individual; safety; high performance; win-win relationships; and initiative.



Our most essential commitment involves keeping our employees, contractors and community neighbors safe. We realized some good gains in 2012, with fewer workforce injuries and fewer vehicle injuries than we experienced in 2011 or 2010. We remain fully committed to further improvements on our march toward achieving our goal of zero injuries and zero work-related illnesses.

We're proud of what we accomplished in 2012, building upon a strong foundation, extending our reach into complementary business segments, generating healthy returns on the capital we employed and providing dividend growth to you. For 2013, our plans include securing additional expansion projects in all of our business segments, completing those already under way, as well as growing earnings per share and the dividends we pay our fellow shareholders. By doing so, we will ensure that Spectra Energy remains the investment opportunity of choice for you, our owners.

We're energized by what lies ahead. Energy is a transformational force, fueling progress, prosperity and human potential. We are committed to our role of safely delivering energy, providing exceptional service and creating enduring value on your behalf. As you read this report, I hope you'll share our confidence that a bright future is within reach – and that your investment is in good hands and will continue to be rewarded.

Gregory L. Ebel, President and Chief Executive Officer



Scan to view
video address



William T. Esrey

Chairman of the Board

Dear Fellow Investors:

This report comes to you at an exciting point in our company's evolution. Not only are we transforming our business through profitable new pursuits like crude oil infrastructure and LNG exports, but we're also seeing significant, positive shifts in North America's energy outlook – shifts that bode well for long-term, sustainable results on your behalf.

Between now and 2035, global energy demand is projected to grow by more than 30 percent. North America will play an important role in the new energy world order, with extraordinary growth in oil and natural gas output. The magnitude of growth is such that the International Energy Agency expects the United States to be a net exporter of natural gas by 2020 and to be nearly energy self-sufficient by 2035.

So what do these encouraging signposts mean for you? They herald unprecedented levels of energy infrastructure investment – the kind of investment Spectra Energy is championing across the U.S. and Canada. They confirm that the once lofty goals of energy independence, economic growth and environmental sustainability are within reach. And they support our company's long-term expectation and confidence in deploying $25 billion in capital expansion through the decade's close.

Against a backdrop of challenging market dynamics this past year, Spectra Energy took bold strides to position our company as a leader in delivering midstream energy services to customers – and growing dividends to shareholders. We invested $1.3 billion in expansion projects. We extended our reach into complementary, growing sectors with the announced acquisition of the Express-Platte Pipeline System, our expanding liquids portfolio and our active pursuit of liquefied natural gas opportunities. And our board was pleased to authorize a 10-cent increase in Spectra Energy's annual dividend, bringing it to its current annualized level of $1.22 per share.

The expanse of Spectra Energy's asset base is matched by tremendous human talent and dedication. From the visionary leadership of CEO Greg Ebel ... to an impressive, experienced leadership team ... to the 5,000+ employees who operate our pipelines, plants and business processes every day – your company is in good hands. Our board is actively engaged in overseeing near- and long-term succession planning, and I can assure you that we have a deep bench of talent and are prudently investing in ongoing leadership development.

You also will be pleased to know that we work to ensure that executive compensation is equitably aligned with shareholder interests. As you read in Greg's letter, Spectra Energy missed delivering on its 2012 earnings per share target. External factors certainly contributed to the miss, but our incentive payouts reflect the reality that we failed to deliver on a goal that matters greatly to you, our investors.

Your board is committed to sound governance, responsible corporate citizenship and sustainability on all fronts. Spectra Energy diligently monitors and reports on the economic, social and environmental impact of our operations. We're improving our performance in key areas like safety, employee engagement, diversity and inclusion, supply chain excellence and stakeholder engagement. Our participation in internationally recognized benchmarks like the Dow Jones Sustainability Index and Carbon Disclosure Project is driven not by a desire to score high – but by our quest for transparency, accountability and continuous improvement.

The members of your board embrace the role of representing the needs and interests of all our stakeholders. I am privileged to work alongside such a talented and insightful group. Joseph Netherland, one of our valued and respected directors, has elected to step down in May 2013. Both Greg and I, on behalf of the entire board, thank Joe for his valued counsel and contributions, and we wish him all the best.

I am pleased with where Spectra Energy stands today: at the forefront of its sector, leading the charge to develop critically needed energy infrastructure. Moreover, I'm excited about what the future holds, and the role we share in ushering in a new era of energy independence and economic vigor for North America. As you'll read in this report, we have much to be proud of. However, our company measures success not only in terms of past achievement, but in the potential to perform better, aim higher, extend our reach and serve your interests over the long term.

Thank you for your continuing investment in Spectra Energy. We appreciate the enormous trust that investment conveys – and we're working hard every day to earn it.



William T. Esrey, Chairman of the Board

NEW YORK CITY



Mayor Michael Bloomberg

New York, N.Y.

"The Spectra Energy pipeline will bring much needed new supplies of natural gas into New York City for the first time in decades. This vital new link in our energy infrastructure will help accelerate the City's transition to the cleanest heating fuels and reduce greenhouse gas emissions, while bolstering our energy security and economic growth."

DELIVERING ENERGY SAV

The New Jersey-New York pipeline is arguably the most important piece of new natural gas infrastructure under construction in North America today. An expansion of Spectra Energy's Texas Eastern and Algonquin systems, the pipeline will deliver critically needed natural gas supplies to the New Jersey and New York City areas.

When complete in late 2013, the 20-mile expansion will provide 800 million cubic feet per day of additional capacity to the region ... an estimated $700 million in total annual energy savings in New Jersey and New York ... millions of dollars in tax revenue ... and quantifiable environmental benefits.

Construction has been under way since July 2012, and in December we achieved a project milestone – and major engineering feat – completing the pipeline crossing beneath the Hudson River into Manhattan. The crossing used the process of horizontal



NGS TO NEW YORK AND NEW JERSEY

directional drilling, allowing us to avoid disturbance to roads, utilities or waterways – particularly important in densely populated metro areas.

The New Jersey-New York pipeline will be one of the safest ever built in North America. It is being constructed to exacting federal regulations and industry standards, and utilizes advanced, high-resistant steel and modern safety features like remote control valves and the ability to use robotic 'in-line' monitoring devices. The environmental benefits of the pipeline, including avoiding six million tons of carbon dioxide a year, support Mayor Bloomberg's ambitious sustainability program, PlaNYC, New Jersey Governor Chris Christie's Energy Master Plan and broader national policy goals of reducing the carbon intensity of our economy.

6 million tons of CO_2 avoided annually

Spectra Energy's New Jersey-New York pipeline will reduce greenhouse gas emissions and lessen the region's reliance on fuel oil

ARCHAEOLOGIST



Ora Elquist
Archaeologist,
Public Archaeology Laboratory

"PAL's relationship with Spectra Energy companies began more than 25 years ago. The respect we have for Spectra Energy as a company and a client is based on years of collaborative information exchange, resulting in model projects that balance preservation and progress. Recently, the New Jersey-New York Expansion Project presented us with our most challenging undertaking to date. We were rewarded with an exciting archaeological find along the path to pipeline construction. Spectra Energy's recognition of this site's value to New York City's heritage is a mark of the company's commitment to all cultural and natural resources."

POWERING THE FUTURE

If we weren't looking closely, we might have missed it. After all, who expects to find a historic treasure trove in Staten Island, N.Y. – in 2012?

Fortunately, Spectra Energy and Public Archaeology Laboratory, Inc. (PAL) were looking closely as part of our cultural resource assessment work associated with the New Jersey-New York Expansion Project. And we discovered a remarkable archaeological site, dating back at least 5,000 years, designated the Old Place Neck Site. With painstaking care, PAL excavated more than 6,000 square feet, uncovering a unique timeline of the region's history – from Native American tribes to colonial Dutch settlers to 18th- and 19th-century activity. In all, more than 24,000 artifacts were recovered, ranging from stone tools to cooking utensils and ceramics.

The discovery adds a new and noteworthy dimension to the archaeological record of New York City, which, due to its vast urbanization,

PROTECTING THE PAST

has been relatively under-documented. Analysis of Native American artifacts from the site is ongoing and includes radiocarbon dating, examination of residues and use wear on stone tools, and soil samples – all of which will contribute to a more complete account of New York City's past.

In the spirit of sharing the lessons of history, Spectra Energy and PAL are launching a multifaceted public outreach and education program. We'll tell the story of this exciting discovery and the area's rich past via video, a dedicated program website, school lesson plans, educational materials and interpretive museum displays.

And, in an interesting twist, the reliable, affordable supplies of natural gas being delivered to the region via our pipeline expansion program will help power our future – and preserve our past. You just never know what taking a closer look might yield!

6 new expansion projects delivered into service

Effective stakeholder engagement contributes to our success



Scan to watch a documentary on the discovery

ENERGY RESEARCHER


ORLD
ONOMIC
ORUM

Daniel Yergin

Vice Chairman, IHS

Author, The Quest: Energy, Security, and the Remaking of the Modern World

"Technology and entrepreneurship have combined to spur a 'natural gas revolution' and contribute to the rebound of America's economy. Abundant supplies of shale gas and oil have brought down the price of natural gas, lowered consumers' bills, are supporting almost two million jobs and are enhancing our global competitiveness. Our environment benefits as well. Mainly as a result of power generators switching from coal to lower carbon gas, CO_2 emissions are down 13 percent since 2007."

NORTH AMERICAN ENE

North America's growing abundance of natural gas is the envy of the world – contributing to energy security, economic growth and environmental sustainability. About 98 percent of the natural gas we use comes from right here in North America, and together the United States and Canada produce a quarter of the world's natural gas supply. We're the closest we've been in 20 years to achieving energy independence, and realizing the national security and economic benefits of energy self-sufficiency.

We have technical innovation to thank for our current domestic bounty. Advances like hydraulic fracturing and horizontal directional drilling have allowed the natural gas industry to responsibly tap rich reserves of shale gas, once believed too challenging and costly to access. These advances have helped us move – in just a decade's time –



GY SECURITY WITHIN REACH

from preparing to import increasing amounts of natural gas from abroad, to where we are today – envisioning North American exports.

Infrastructure expansion goes hand-in-hand with supply development, and we're in the midst of one of the largest pipeline construction surges in U.S. history. Researchers tell us that the U.S. and Canada will require natural gas midstream investment of about $8.2 billion a year for the next 25 years to accommodate new gas supplies and meet growing demand.

At Spectra Energy, we're doing our part, with plans to invest more than $25 billion in growth projects through the end of the decade. Our natural gas and crude oil assets are ideally positioned in the midst of North America's conventional and unconventional supply areas – and connected to the fastest growing demand markets.

100+ years of North American natural gas supply

ABORIGINAL COMMUNITIES



Angus Dickie

Spectra Energy Community Coordinator, Fort Nelson, B.C.

"I appreciate that I am able to combine my personal heritage with a satisfying career path. I am a member of the Fort Nelson First Nation of the Dehcho Dene (People of the Big River), and as a Spectra Energy community coordinator, I help build our community, ensure that all voices are heard and seek balance between our Western and indigenous cultures. I am especially proud of the work Spectra Energy does to advance educational and economic opportunities for future generations."

HUMAN CONNECTIONS – ENGAGED EMPLOYEES AN

Spectra Energy is committed to being a responsible neighbor and fostering positive relationships with the communities we serve. Our commitment is evident in our work with Aboriginal communities, guided by four core principles: consultation and communication; relationship building; capacity building; and economic development.

We work diligently with all communities to establish an open and productive dialogue from the very early planning stages of a project, and continue the conversation throughout the full project life cycle. We listen intently to concerns and ideas, factoring community interests into our business decisions and project development efforts. Our on-going goal is for communities to share in the benefits of our projects across North America – projects that are developed with care and respect for the environment and rich cultural history of a region.



COMMUNITY PARTNERS

We support programs that build capacity and contribute substantive benefit to Aboriginal communities, including employment opportunities, education, business and entrepreneurial skills. Our sponsorship funding of the Aboriginal Leadership and Management program at the Banff Centre in Alberta, Canada, is one example of how we contribute to the ongoing vitality of communities and local businesses. And our economic development efforts focus on increasing employment and business opportunities for Aboriginal people within our company and across the energy sector.

Our employees care deeply for the communities in which they live and work, and generously devote their time and talent to giving back through support of local youth, schools, elders and culture.

$71 million investment with diverse suppliers and contractors


U. S. STEEL



John P. Surma
Chairman and Chief Executive Officer, United States Steel Corporation

"The safe and environmentally responsible development of our nation's vast energy resources, including natural gas, has the potential to transform our economy and secure the energy independence the United States has sought for decades. At U. S. Steel, natural gas has emerged as the centerpiece of both lower production costs, thanks to reliable, competitively priced gas supplies, and growing demand for our tubular products. Our nation's economy needs a spark, and domestic energy resource development has the potential to provide that and much more."

A NEW ERA OF U.S. COMP

North America's natural gas abundance is expanding economic opportunities throughout the U.S. and Canada. Today, the natural gas sector supports more than 2.8 million jobs in the U.S. and more than 600,000 jobs in Canada. The good news gets even better: increased production from prolific shale gas reserves is expected to add more than 1.4 million U.S. jobs and more than 130,000 Canadian jobs by 2035. Employment opportunities abound, and as the natural gas industry continues to grow, we will need engineers, scientists, construction workers, technicians, business managers, truck drivers and many other skilled workers to participate in an expanding industry that reaches across all U.S. states and Canadian provinces and territories.

Natural gas is spurring jobs and expansion well beyond our sector, in industries like manufacturing, steel, petrochemicals and others that


ETITIVENESS

rely on affordable energy and feedstock. American manufacturers enjoy the lowest natural gas costs in the world today, and the American Chemistry Council estimates that a modest increase in natural gas shale supply would generate more than 400,000 new jobs in the U.S., more than $132 billion in U.S. economic output and $4.4 billion in new annual tax revenues. Spectra Energy is ideally positioned in the midst of expanding North American shale gas development, from the Horn River and Montney shales in western Canada, to the Eagle Ford Shale in South Texas and the Marcellus and Utica shales in the northeastern U.S. Our enviable asset footprint allows us to connect bountiful supply to the fastest growing demand markets in North America – and support the export of liquefied natural gas to international markets.

North America's natural gas industry supports 3.4 million jobs

ENVIRONMENTAL EDUCATOR



Jerry De Zwart
Conservation Education Technician, Lower Thames Valley Conservation Authority

"The in-class Biodiversity and You! program has allowed the Lower Thames Valley Conservation Authority to offer teachers a viable, curriculum-based teaching resource. Any project that helps excite and instill in students a regard for the natural world that surrounds them, and the realization of the important role we all play in the stewardship of it, is a very worthwhile endeavour. Teacher responses and comments have been very positive, and reflect their appreciation for our efforts in delivering this educational program to their students."



0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
EVERY DAY IS A NEW DAY, A CLEAN SLATE
This area is
Biodi

REACHING OUT TO BUILD

Spectra Energy's support of Ontario's Lower Thames Valley Conservation Authority (LTVCA) combines the very best of our community outreach focus. Thanks to a $100,000 signature grant from Spectra Energy, LTVCA programs will raise awareness of the benefits of biodiversity, provide cleaner air and water in the area, reduce soil erosion and add green space within 10 municipalities served by the Conservation Authority.

We contribute to the social fabric of local communities across North America through support of educational initiatives, economic development, health and human services, conservation efforts and arts and culture. And as the reach of our service and asset base expands, so does our ability to be an engaged community partner. Local economies grow through employee wages, benefits, tax


2. Prewriting
3. Rough Draft
4. Revising
COMPLETE SENTENCES
Biodiverse
SHOES ON CHAIRS PLEASE

VIBRANT COMMUNITIES

revenues and our commitment to purchase goods and services locally. We proactively build relationships with diverse vendors and suppliers, and we partner with educational institutions to prepare the 'next generation' of oil and natural gas workers.

Our dedicated team of employee volunteers is our greatest gift to community vitality. Our employees give generously of their time, talent and resources. Our annual Helping Hands in Action event, a month long employee-led volunteerism effort, benefits hundreds of community needs each year, ranging from local food banks, school and playground maintenance, highway cleanups, tree plantings and clothing drives. And our employees distinguish themselves year after year in their spirited support of the United Way – and we are pleased to match their donations dollar-for-dollar.

Employees committed 33,537 volunteer hours in 2012

FIRST RESPONDERS



Gerard Daigle & Steve Gentile
Police Chief and Fire Chief, Bellingham, Mass.

"Spectra Energy works well with our community and with our area first responder teams. In 2012, the company conducted safety maintenance on a pipeline in a highly populated area. Spectra Energy involved us in advance of the work, briefed us on what we might expect, asked for our input and kept us apprised throughout the process. We appreciate their attention to public and pipeline safety – and their commitment to being a good neighbor."

LEADING AND COLLABORAT

Safety is a core value for Spectra Energy, one that shapes every decision, every day, at every level within our organization. We focus on the health and safety of employers and contractors … the communities in which we operate … the integrity of our assets and operations … and responsible stewardship of environmental resources.

And just as we strive to lead our sector in operational excellence, we are working to lead the industry in standard-setting practices related to pipeline safety and community engagement. Our work with first responders is an example of our willingness to step up and reach out. We continue to build upon recommendations shared during a 2011 multistate meeting we hosted that brought together first responders, local and state regulatory officials, and industry representatives. The goal of this first-ever gathering was to share perspectives, enhance preparedness and coordinate emergency response practices.

NG ON PIPELINE SAFETY

We are proud to co-chair the Department of Transportation's (DOT) Pipeline Emergency Response Working Group, a knowledge-sharing effort among emergency responders, pipeline operators and regulators, and to have been recognized by the DOT for our leadership role in revising the department's Emergency Response Guidebook. Our collaborative safety focus extends to organizations like the Interstate Natural Gas Association of America, the Canadian Energy Pipeline Association and 'Call Before You Dig' initiatives across the U.S. and Canada.

And we engage directly with community neighbors, mailing more than half a million brochures annually to homeowners, businesses, public officials and potential excavators along our pipeline systems to inform them of the presence of pipelines and provide important safety information. Knowledge is the greatest safety measure, and we will continue to reach out, inform and build understanding among stakeholders.

2012 Safety Performance Improvements

Reduced Incident Frequency Rate

Employee injuries

3%

Contractor injuries

10%

Vehicle incidents

12%

Condensed Consolidated Statements of Operations

(In millions, except per share amounts)	Years Ended December 31, 2012	2011	2010
Operating Revenues			
Transportation, storage and processing of natural gas	$3,149	$3,139	$2,870
Distribution of natural gas	1,366	1,481	1,450
Sales of natural gas liquids	401	564	459
Other	159	167	166
Total operating revenues	5,075	5,351	4,945
Operating Expenses			
Natural gas and petroleum products purchased	1,037	1,142	1,056
Operating, maintenance and other	1,719	1,745	1,575
Depreciation and amortization	746	709	650
Total operating expenses	3,502	3,596	3,281
Gains on Sales of Other Assets and Other, Net	2	8	10
Operating Income	1,575	1,763	1,674
Other Income and Expenses			
Equity in earnings of unconsolidated affiliates	382	549	430
Other income and expenses, net	83	57	32
Total other income and expenses	465	606	462
Interest Expense	625	625	630
Earnings From Continuing Operations Before Income Taxes	1,415	1,744	1,506
Income Tax Expense From Continuing Operations	370	487	383
Income From Continuing Operations	1,045	1,257	1,123
Income From Discontinued Operations, Net of Tax	2	25	6
Net Income	1,047	1,282	1,129
Net Income – Noncontrolling Interests	107	98	80
Net Income – Controlling Interests	$ 940	$1,184	$1,049
Earnings per Common Share			
Basic	$ 1.44	$ 1.82	$ 1.62
Diluted	$ 1.43	$ 1.81	$ 1.61
Dividends per Common Share	$ 1.145	$ 1.06	$ 1.00

Condensed Consolidated Balance Sheets

(In millions)	Years Ended December 31, 2012	2011
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 94**	$ 174
Receivables	**970**	962
Inventory	**309**	393
Other	**290**	235
Total current assets	**1,663**	1,764
Investments and Other Assets		
Investments in and loans to unconsolidated affiliates	**2,692**	2,064
Goodwill	**4,513**	4,420
Other	**572**	530
Total investments and other assets	**7,777**	7,014
Property, Plant and Equipment, Net	**19,905**	18,258
Regulatory Assets and Deferred Debits	**1,242**	1,102
Total Assets	**$30,587**	$28,138
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable	**$ 464**	$ 498
Commercial paper	**1,259**	1,052
Current maturities of long-term debt	**921**	525
Other	**1,147**	1,026
Total current liabilities	**3,791**	3,101
Long-term Debt	**10,653**	10,146
Deferred Credits and Other Liabilities		
Deferred income taxes	**4,358**	3,940
Regulatory and other	**1,684**	1,797
Total deferred credits and other liabilities	**6,042**	5,737
Preferred Stock of Subsidiaries	**258**	258
Equity		
Controlling interests	**8,972**	8,065
Noncontrolling interests	**871**	831
Total equity	**9,843**	8,896
Total Liabilities and Equity	**$30,587**	$28,138

Condensed Consolidated Statements of Cash Flows

(In millions)	2012	2011	2010
		Years Ended December 31,	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 1,047**	$ 1,282	$ 1,129
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**760**	725	664
Deferred income tax expense	**210**	373	205
Equity in earnings of unconsolidated affiliates	**(382)**	(549)	(430)
Distributions received from unconsolidated affiliates	**307**	499	391
Changes in working capital	**156**	1	(424)
Other	**(160)**	(145)	(127)
Net cash provided by operating activities	**1,938**	2,186	1,408
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	**(2,025)**	(1,915)	(1,346)
Investments in and loans to unconsolidated affiliates	**(520)**	(4)	(10)
Acquisitions, net of cash acquired	**(30)**	(390)	(492)
Sales (purchases) of held-to-maturity securities, net	**(93)**	14	(49)
Sales (purchases) of available-for-sale securities, net	**(130)**	190	(216)
Distributions received from unconsolidated affiliates	**17**	17	17
Other changes in restricted funds	**93**	(64)	—
Other	**14**	54	(5)
Net cash used in investing activities	**(2,674)**	(2,098)	(2,101)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in commercial paper and long-term debt	**975**	528	1,152
Dividends paid on common stock	**(753)**	(694)	(650)
Proceeds from issuances of Spectra Energy Partners, LP common units	**145**	213	216
Proceeds from issuance of Spectra Energy common stock	**382**	—	—
Distributions to noncontrolling interests	**(120)**	(101)	(73)
Other	**25**	19	11
Net cash provided by (used in) financing activities	**654**	(35)	656
Effect of exchange rate changes on cash	**2**	(9)	1
Net increase (decrease) in cash and cash equivalents	**(80)**	44	(36)
Cash and cash equivalents at beginning of period	**174**	130	166
Cash and cash equivalents at end of period	**$ 94**	$ 174	$ 130

Condensed Consolidated Statements of Equity

(In millions)	Common Stock/ Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income: Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Income: Other	Noncontrolling Interests	Total
December 31, 2009	$4,646	$1,088	$1,682	$(375)	$ 540	$7,581
Net income	—	1,049	—	—	80	1,129
Other comprehensive income (loss)	—	—	328	(34)	16	310
Dividends on common stock	—	(650)	—	—	—	(650)
Spectra Energy Partners, LP common units issued	50	—	—	—	140	190
Distributions to noncontrolling interests	—	—	—	—	(73)	(73)
Other, net	31	—	—	(6)	(25)	—
December 31, 2010	4,727	1,487	2,010	(415)	678	8,487
Net income	—	1,184	—	—	98	1,282
Other comprehensive income (loss)	—	—	(178)	(144)	2	(320)
Dividends on common stock	—	(694)	—	—	—	(694)
Spectra Energy common stock issued	32	—	—	—	—	32
Spectra Energy Partners, LP common units issued	38	—	—	—	154	192
Distributions to noncontrolling interests	—	—	—	—	(101)	(101)
Other, net	18	—	—	—	—	18
December 31, 2011	4,815	1,977	1,832	(559)	831	8,896
Net income	—	940	—	—	107	1,047
Other comprehensive income	—	—	212	24	3	239
Dividends on common stock	—	(752)	—	—	—	(752)
Spectra Energy common stock issued	399	—	—	—	—	399
Spectra Energy Partners, LP common units issued	26	—	—	—	108	134
Distributions to noncontrolling interests	—	—	—	—	(120)	(120)
Other, net	58	—	—	—	(58)	—
December 31, 2012	**$5,298**	**$2,165**	**$2,044**	**$(535)**	**$ 871**	**$9,843**

Spectra Energy Board of Directors



William T. Esrey, Chairman

Bill Esrey chairs Spectra Energy's board of directors and is chairman emeritus of Sprint Corporation. He served as Sprint's chief executive officer from 1985 to 2003, and as chairman from 1990 to 2003. He also served as chairman of Japan Telecom from 2003 to 2004. Esrey is a director of General Mills, Inc. He serves on Spectra Energy's audit and corporate governance committees.



Austin A. Adams

Austin Adams is the former executive vice president and chief information officer (CIO) of JPMorgan Chase, a role he assumed in 2004 when JPMorgan Chase and Bank One Corporation merged. Before joining Bank One in 2001, Adams served as CIO for First Union Corporation. He is chairman of the board of CommunityONE Bank and a director of Dun & Bradstreet Corporation. Adams is a member of Spectra Energy's audit and finance and risk management committees.



Joseph Alvarado

Joe Alvarado is president, chief executive officer and chairman of the board of Commercial Metals Company. He previously served as president and chief operating officer of U.S. Tubular Products, Inc., a division of U. S. Steel, and as president of Lone Star Technologies, prior to its acquisition by U.S. Steel. He also held executive positions with Ispat North America (now ArcelorMittal), Birmingham Steel and Inland Steel. Alvarado is a member of Spectra Energy's finance and risk management and compensation committees.



Pamela L. Carter

Pamela Carter is president of Cummins Distribution Business. She previously served as president of Cummins Filtration, vice president and general manager of Cummins' Europe, Middle East and Africa business and operations, and vice president and general counsel for Cummins Inc. She served as attorney general for the State of Indiana from 1993 to 1997. Carter is a member of the Export-Import Bank of the United States' sub-Saharan Africa Advisory Council and a director of CSX Corporation and Meijer, Inc. She chairs Spectra Energy's corporate governance committee and is a member of the compensation committee.



F. Anthony Comper

Tony Comper is the retired president and chief executive officer of BMO Financial Group. He was appointed to that position in February 1999 and served as chairman from July 1999 to May 2004. He previously served on the board of directors of the Bank of Montreal. Comper is a member of Spectra Energy's compensation and finance and risk management committees.



Gregory L. Ebel

Greg Ebel is president and chief executive officer of Spectra Energy. He previously served in a number of leadership roles for Spectra Energy and its predecessor companies, including chief financial officer; president of Union Gas; vice president of investor and shareholder relations; managing director of mergers and acquisitions; and vice president of strategic development. Ebel also is a director of DCP Midstream and The Mosaic Company.



Peter B. Hamilton

Peter Hamilton is the retired senior vice president and chief financial officer of Brunswick Corporation. He previously served Brunswick in a number of executive leadership capacities, including vice chairman of Brunswick Corporation; president, Brunswick Boat Group; president, Life Fitness division; and president, Brunswick Bowling & Billiards. He serves as a director of SunCoke Energy Inc. and Oshkosh Corporation. Hamilton chairs Spectra Energy's audit committee and is a member of the corporate governance committee.



Dennis R. Hendrix

Dennis Hendrix is the retired chairman of the board of PanEnergy Corp., a Spectra Energy predecessor company. He served as chairman from 1990 to 1997, as chief executive officer from 1990 to 1995, and as president from 1990 to 1993. He previously served as a director of Duke Energy, Allied Waste Industries and Newfield Exploration Company. Hendrix is a member of Spectra Energy's compensation and finance and risk management committees.



Michael McShane

Mike McShane served as chairman, president and chief executive officer of Grant Prideco, Inc. from 2002 until the 2008 merger of Grant Prideco and National Oilwell Varco, Inc. He previously served as senior vice president of finance, chief financial officer and director of BJ Services Company. McShane is a director of Superior Energy Services, Inc., Oasis Petroleum, Inc., and Forum Energy Technologies, Inc., and currently serves on the board of directors for two private companies. He also is an advisor for Advent International. McShane chairs Spectra Energy's finance and risk management committee and is a member of the audit committee.



Joseph H. Netherland

Joe Netherland served as chairman of FMC Technologies from December 2001 until his retirement in 2008. He also served as president of FMC Technologies from 2001 to 2006 and as chief executive officer from 2001 to 2007. He remains a director of FMC Technologies, and serves on the boards of Newfield Exploration Company and Tidewater Inc., and as an advisory director of CVC Capital Partners. Netherland is a member of Spectra Energy's compensation and corporate governance committees.



Michael E.J. Phelps

Michael Phelps is chairman of Dornoch Capital Inc., a private investment company. He served as president and chief executive officer of Westcoast Energy Inc. from 1988 to 1992 and as chairman and chief executive officer until 2002. He previously served as a director of Duke Energy, Canadian Imperial Bank of Commerce, Canadian Pacific Railroad Company and Prodigy Gold, Inc. Phelps currently serves on the board of Marathon Oil Corporation and was appointed as an officer of the Order of Canada. Phelps chairs Spectra Energy's compensation committee and is a member of the finance and risk management committee.



Spectra Energy Leadership Team

Greg Ebel is president and chief executive officer and a member of the company's board of directors. He also serves on the board of directors of DCP Midstream.

Dorothy Ables is chief administrative officer, responsible for the company's information technology, audit services, human resources, support services and community relations functions.

John Arensdorf is chief communications officer. He directs the company's communications with internal and external audiences, including investors, the media, employees and other stakeholders. He also oversees Spectra Energy's sustainability efforts.

Steve Baker is president of Union Gas, one of Ontario's largest natural gas utilities. Union Gas also provides natural gas storage and transportation services to other utilities and energy market participants in Ontario, Quebec and the U.S.

Doug Bloom is president of the company's Canadian LNG business, leading development efforts related to liquefied natural gas infrastructure opportunities in western Canada.



The members of Spectra Energy's executive leadership team, from left: Bill Yardley; Mark Fiedorek, Pat Reddy, Greg Ebel, Reggie Hedgebeth, John Arensdorf, Steve Baker, Dorothy Ables, Doug Bloom and Alan Harris.

Mark Fiedorek is president of the company's western Canadian operations, responsible for four of the company's western-based divisions: BC Pipeline; BC Field Services; Midstream; and Natural Gas Liquids. He also serves on the board of directors of DCP Midstream Partners.

Alan Harris is chief development and operations officer. He oversees the company's strategy, business development and mergers and acquisitions, as well as project execution, the operations of Spectra Energy's U.S. pipeline and storage business, environment, health and safety, and Spectra Energy Partners.

Reggie Hedgebeth is general counsel and chief ethics and compliance officer. He leads the company's legal department, office of the corporate secretary, compliance, regulatory affairs, government relations and global supply chain function.

Pat Reddy is chief financial officer of Spectra Energy. He leads the financial function, which includes the controller's office, financial planning and analysis, treasury, tax, risk management and insurance. He also serves as chief financial officer of Spectra Energy Partners and on the board of directors of DCP Midstream.

Bill Yardley is president of U.S. Transmission and Storage. He is responsible for the company's extensive network of natural gas infrastructure assets across the country. He also serves on the board of directors of Spectra Energy Partners.



Spectra Energy Accolades

Ethisphere Institute's
World's Most Ethical Companies, 2012-2013

Dow Jones Sustainability
World Index, 2010-2012; North America Index, 2008-2012

Carbon Disclosure Project
Carbon Disclosure Project's Global 500, 2009, 2012
S&P Carbon Disclosure Leadership Index, 2008-2012

Corporate Responsibility Magazine
#1 among utility companies, #7 overall on 2012 list of 100 Best Corporate Citizens

Newsweek's
Green Rankings, 2010-2012

Anti-Defamation League
Community of Respect™, 2007-2012

Human Rights Campaign
Corporate Equality Index, 2010-2012

Mediacorp Canada Inc.'s
Canada's Top 100 Employers, 2011-2013

Houston Chronicle's
Top Workplaces, 2010-2013

Civic 50
#26 among America's most community-minded companies

Workplace Dynamics
One of top U.S. workplaces, 2012

Mediacorp Canada Inc.'s
Canada's Greenest Employers, 2012

Spectra Energy Investor Information

Shareholder Services

Broadridge Corporate Issuer Solutions, Inc. is the Transfer Agent and Registrar for Spectra Energy Corp common stock. Registered shareholders may direct questions about stock accounts, legal transfer requirements, address changes, dividend checks, replacement of lost certificates or other services by calling toll free 1-855-2 SPECTRA or 1-855-277-3287.

Please send written requests to:

Spectra Energy Corp
c/o Broadridge Corporate Issuer Solutions, Inc.
P O Box 1342
Brentwood, NY 11717-0718

For electronic correspondence, visit the Broadridge website at www.shareholder.broadridge.com/spectra

Stock Exchange Listing

Spectra Energy's common stock is listed on the New York Stock Exchange under the trading symbol SE.


SE
LISTED
NYSE

Stock Purchase and Dividend Reinvestment Plan

The Spectra Energy Stock Purchase and Dividend Reinvestment Plan provides a simple and convenient way to purchase common stock directly through the company, without incurring brokerage fees. The plan provides for full reinvestment, direct deposit or cash payment of dividends. Purchases may be made weekly. Bank drafts for monthly purchases and depositing certificates into the plan for safekeeping are additional options. Visit the Broadridge website at www.shareholder.broadridge.com/spectra for account management access.

Financial Publications

Spectra Energy's Securities & Exchange Commission reports and related financial publications can be found on our website at www.spectraenergy.com/investors. Printed copies are available upon request.

Electronic Delivery

Spectra Energy encourages shareholders to enroll in electronic delivery of financial information and proxy statements. To enroll in electronic delivery, go to http://enroll.icsdelivery.com/se

Duplicate Mailings

If your shares are registered in different accounts, you may receive duplicate mailings of annual reports, proxy statements and other shareholder information. Contact Broadridge for instructions on how to combine your accounts or eliminate duplicate mailings.

Dividend Payment

Dividends on common stock are expected to be paid in March, June, September and December 2013, subject to declaration by the board of directors.

Website

Additional investor information may be obtained on Spectra Energy's website, www.spectraenergy.com

Spectra Energy is an equal opportunity employer. This report is published solely to inform shareholders and is not considered an offer, or the solicitation of an offer, to buy or sell securities.



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